Preferred Income Fund

On March 27, 2007, the Annual Meeting of the fund was held to elect three Trustees.

Proxies covering 23,199,918 shares of beneficial interest were voted at the meeting. The common shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified (there were no current nominees for election by the preferred shareholders), with votes tabulated as follows:

                              For                             Withheld Authority
James R. Boyle                22,895,380 (common shares)      304,538
Steven R. Pruchansky          22,904,929 (common shares)      294,989

The preferred shareholders elected Patti McGill Peterson as a Trustee of the fund until her successor is duly elected and qualified, with the votes tabulated as follows: 10,056 FOR and 55 ABSTAINING